UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ/ME n° 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-Held Company

MATERIAL FACT

Cosan S.A. (“Cosan” or “Company”) (B3: CSAN3; NYSE: CSAN) informs that its Board of Directors has approved a new share buyback program for the common shares issued by the Company (“Cosan’s Share Buyback”), which shall have the following characteristics:

Purpose of the Transaction:	Acquisition of shares as treasury, for cancellation or disposal.
Outstanding shares and treasury shares:

Company has 1,171,063,698 (one billion, one hundred and seventy-one million, sixty-three thousand, six hundred and ninety-eight) outstanding registered, book-entry common shares, with no par value, issued by the Company (“Outstanding Shares”) and 5,453,347 (five million, four hundred and fifty-three thousand, three hundred and forty-seven) registered, book-entry common shares, with no par value, issued by the Company and held in treasury (“Treasury Shares”).

Maximum number of shares that can be repurchased within the period:	110,000,000 (one hundred and ten million) shares representing approximately 5.87% of the total shares and up to 9.39% of the Outstanding Shares.
Price and method of acquisition:

The acquisitions of shares shall be carried out at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at the market price, being the Company’s management liable to decide the time and the quantity of shares to be acquired, either in a single transaction or in a series of transactions, subject to the limits provided for in the applicable regulation.

Term to settle the transaction:	Up to 18 months.
Brokers used:

(i) Bradesco S/A CTVM, CNPJ 61.855.045/0001-32

(ii) Citigroup GMB CCTVM S.A., CNPJ 33.709.114/0001-64;

(iii) Credit Suisse (Brasil) S/A CTVM, CNPJ 42.584.318/0001-07;

(iv) Itaú CV S/A, CNPJ 61.194.353/0001-64;

(v) Merrill Lynch S.A. CTVM, CNPJ 02.670.590/0001-95;

(vi) Morgan Stanley CTVM S/A, CNPJ 04.323.351/0001-94;

(vii) Santander CCVM S/A, CNPJ 51.014.223/0001-49; and

(viii) XP Investimentos CCTVM S/A, CNPJ 02.332.886/0001-04.

Available funds:

The repurchase of shares shall be made using funds available in the Company’s Profit Reserves (Profit Retention and Statutory Reserve) account, with the exception of reserves specified in art. 8º, § 1º of CVM

Instruction No. 77, of March 29, 2022 (“CVM Instruction 77/22”). The balance of the Profit Retention and Statutory Reserve account, according to the Company’s Financial Statements as of December 31, 2021, is R$10,136,218,279.07 (ten billion, one hundred and thirty-six million, two hundred and eighteen thousand, two hundred and seventy-nine and seven cents).

Verification of available funds:

The ongoing existence of funds available to support the transactions for acquisition of own shares shall be verified based on the latest annual, interim or quarterly financial statements disclosed by the Company prior to the actual transfer to the Company, of the ownership of shares of its own issuance.

Amounts estimated for the profit and loss of the year:	The use of amounts estimated for the result of the current year shall not be allowed to support the transactions made under the Share Buyback Program.
Verification of the board of executive officers:

The Board of Executive Officers shall only carry out acquisitions if it has taken all necessary steps to ensure that: (a) the settlement of the transaction, or of each transaction, as the case may be, on the due date is compatible with the Company's financial situation, without affecting the fulfillment of obligations undertaken with creditors or the payment of the mandatory dividend; and (b) in the event it is verified the existence of available funds based on interim financial statements, or reflected in the quarterly information forms - ITR, there are no foreseen facts capable of causing significant changes in the amount of such funds over the remaining of the fiscal year.

Rights of shares held in treasury:

Under the terms of applicable law, shares held in treasury shall have no equity or political rights. According to §2 of art. 11 of ICVM 77/22, treasury shares shall be disregarded in the calculation of the quorum required for convening and resolution, as provided for in the Brazilian Corporation Law and in the securities market regulations.

Bonus shares, grouping and split-up:

In the event of any combination, split-up or bonus of shares of the Company is approved, the number of treasury shares shall be changed in order to adjust the numerical representation of volume of shares of its own issuance held by the Company, without having as consequence to modify the balance in the balance sheet account that supported the acquisition.

Disposal of shares within the scope of the Company’s share-based compensation plan:

The shares acquired under the Share Buyback Program may, at the discretion of the Board of Directors, be allocated to any grants within the scope of the share-based compensation plan that may be approved by the Company.

Disposal or cancellation of exceeding shares:

The Company shall cancel or dispose of shares that exceed the balance of available profits and reserves, within 6 (six) months from the disclosure of the annual and interim financial statements, or the quarterly financial information in which the excess is determined.

Additional Information

The conditions of the Cosan’s Share Buyback are specified in Annex I to this Material Fact and in the respective Minutes of the Board of Directors' Meeting, for the purpose of disclosing the information indicated in Annex G of the CVM Instruction No. 80, of 29 March 2022. The Company's Board of Executive Officers shall define the time and the number of shares to be acquired in compliance with the limits and the term established under Cosan's Repurchase and in the applicable regulation.

São Paulo, May 09, 2022

Ricardo Lewin

Chief Financial Officer and Investor Relations Officer

Annex I

Annex G of CVM Instruction No. 80/22 (Trading of Shares of its Own Issuance)

Cosan S.A. (“Cosan” or “Company”), in compliance with CVM Instruction No. 80, of March 29, 2022, as amended, presents below the information provided for in Annex G regarding the trading of shares of its own issuance.

  Justify in details the purpose and the economic effects expected from the transaction.

The purpose of the share buyback program is to acquire common shares issued by the Company to maintain such acquired shares in treasury, for cancellation or disposal. Shares repurchased and held in treasury may, at management's discretion, be used to meet obligations arising from the stock option plans for executive officers, under the terms approved by the Shareholders’ Meeting and the Board of Directors of the Company.

  Inform the number of (i) outstanding shares and (ii) shares already kept in treasury.

The Company has (i) 1,171,063,698 (one billion, one hundred and seventy-one million, sixty-three thousand, six hundred and ninety-eight) outstanding, registered, book-entry common shares, with no par value, issued by the Company; and (ii) 5,453,347 (five million, four hundred and fifty-three thousand, three hundred and forty-seven) shares held in treasury.

  Inform the number of shares that may be purchased or sold.

Under this plan, up to 110,000,000 (one hundred and ten million) common shares may be repurchased, representing 5.87% of the total shares issued by the Company, and up to 9.39% of the Outstanding Shares.

  Describe the main characteristics of the derivative instruments that the company may use, if applicable.

If derivatives are used under this program, swaps will be used in which the Company receives the price variation of the shares of its own issuance traded on the stock exchange plus the proceeds (active end) and pays the CDI rate plus a fixed rate (passive end). The agreements shall have a financial settlement and a maximum term of up to 18 months. The active end shall be backed by transactions carried out on the stock exchange at the market price disclosed by the hired bank.

The agreements shall be traded over the counter, and shall be subject to a financial settlement. The instruments may provide for the need for giving collateral for net exposures above a certain level.

  Describe, if applicable, any agreements or voting guidance between the company and the counterparty in the transactions.

Not applicable. The Company or the hired bank shall carry out the transactions on the stock exchange and, therefore, it is not aware of who will be the counterparties in the transactions, and does not have or shall not have agreements or voting guidelines with such counterparties.

   In case of transactions carried out from organized market of securities, inform:
    the maximum (minimum) price at which the shares will be acquired (disposed of); and
    if applicable, the reasons that justify the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average price, weighted by the volume, in the 10 (ten) previous trading sessions;

Not applicable, since the purchase transactions by the Company or the hired bank will be made on a stock exchange at market price.

  Inform, if applicable, the impacts of the transaction on the structure of the shareholding’s control or in the company’s administrative structure.

There are no relevant changes on the shareholding’s control and neither on the Company’s administrative structure.

  Identify the counterparties, if known, and, in relation to the related party to the company, as defined by the accounting rules regarding this matter, provide information requested by article 9 of CVM Instruction No. 81, as of March 29, 2022;

The purchase transactions by the Company or the hired bank will be carried out on a stock exchange and at a market price, and therefore, the Company is not aware of who will be the  counterparties of the transactions. In addition, the Company will not conduct transactions between parties related to the Company.

  Inform the use of the proceeds, if applicable.

The acquired shares will be held in treasury for disposal and/or cancellation and maintenance of long-term executive officers retention plans. Any proceeds raised will be kept in the Company's cash.

  Indicate the maximum term for liquidating the authorized transactions.

The maximum term for carrying out the acquisitions is 18 months, starting on May 09, 2022 and ending on November 09, 2023.

  Identify the institutions that shall act as agents, if applicable.

The brokers for the physical purchase will be:

(i) Bradesco S/A CTVM, CNPJ 61.855.045/0001-32

(ii) Citigroup GMB CCTVM S.A., CNPJ 33.709.114/0001-64;

(iii) Credit Suisse (Brasil) S/A CTVM, CNPJ 42.584.318/0001-07;

(iv) Itaú CV S/A, CNPJ 61.194.353/0001-64;

(v) Merrill Lynch S.A. CTVM, CNPJ 02.670.590/0001-95;

(vi) Morgan Stanley CTVM S/A, CNPJ 04.323.351/0001-94;

(vii) Santander CCVM S/A, CNPJ 51.014.223/0001-49; e

(viii) XP Investimentos CCTVM S/A, CNPJ 02.332.886/0001-04.

  Specify the available funds to be used, pursuant to article 8, § 1, of CVM Instruction No. 77, as of March 29, 2022.

The transactions made under the Share Buyback Program shall be supported by the aggregate     amount of funds available in the Company's Profit Reserves (Profit Retention and Statutory Reserve), with the exception of reserves specified in art. 8, §1, of CVM Instruction No. 77/22. The balance of the Profit Retention and Statutory Reserve account, according to the Company's Financial Statements as of December 31, 2021, is R$10,136,218,279.07 (ten billion, one hundred and thirty-six million, two hundred and eighteen thousand, two hundred and seventy-nine and seven cents).

  Specify the reasons why the members of the board of directors feel comfortable that the repurchase of shares shall not jeopardize the compliance with the obligations undertaken with the creditors nor the payment of the fixed or minimum mandatory dividends. (NR)

The Company's Board of Directors understands that the execution of this share buy back program will not affect the Company's ability to pay in relation to the obligations undertaken with its creditors, nor the payment of minimum mandatory dividends. The Company has a comfortable liquidity position, with a controlled level of leverage, which would support the execution of the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial and Investor Relations Officer